SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8661

A. Full title of the plan:

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Chubb Corporation (the “Corporation”)
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Profit Sharing Committee
Capital Accumulation Plan of The Chubb Corporation,
Chubb & Son Inc. and Participating Affiliates

We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal conrol over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

New York, New York
June 27, 2006

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2005	2004
Assets
Beneficial interest in The Chubb Corporation Master Trust (Notes 1 and 3)	$1,474,652,826	$1,310,974,569
Participant loans	21,316,317	21,230,494
Employer match receivable	22,422,015	23,599,460
Net assets available for benefits	$1,518,391,158	$1,355,804,523

See accompanying notes.

Statement of Changes in Net Assets Available for Benefits

		Year ended December 31, 2005
Contributions
Employees:
Participants		$2,268,568
Pay conversion		50,125,555
Rollovers and transfers from other plans		3,285,653
Total Employee Contribution		55,679,776
Employer match	`	23,427,845
Total Contributions		79,107,621

Net investment gain allocated from The Chubb Corporation Master Trust (Note 3)		187,018,078
Interest on participant loans		1,081,848
Distributions to participants		(93,673,981)
Administrative expenses		(469,414)
Transfer out due to subsidiary sale		(10,477,517)
Increase in net assets available for benefits		162,586,635
Net assets available for benefits at December 31, 2004		1,355,804,523
Net assets available for benefits at December 31, 2005		$1,518,391,158

See accompanying notes.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

1. Summary of Significant Accounting Policies

Investment Valuation

The Chubb Master Trust (“Master Trust”) held the assets of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates (the “Plan”), except for participant loans, at December 31, 2005 and 2004.

The Plan’s investments in the Master Trust are valued as follows:

•                  The Chubb Corporation common stock is valued at the last reported sales price on the last business day of the Plan year.

•                  Investments in mutual funds are stated at fair value. The shares of registered investment companies are valued at the quoted market price on the last business day of the Plan year.

•                  Investments in money market funds are valued at cost plus accrued interest which approximates fair value.

•                  The Stable Value Portfolio (the “Fund”) invests in investment contracts issued by insurance companies and other financial institutions, in fixed income securities as further described below, and money market funds to provide daily liquidity. Some investment contracts are structured solely as a general debt obligation of the issuer. These contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. Other investment contracts (“wrap contracts”) are purchased in conjunction with an investment by the Fund in fixed income securities, which may include, but is not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities, futures contracts, option contracts, swap agreements, and bond funds. The investment contracts are fully benefit responsive and are valued at contract value, which approximates fair value, therefore, no valuation reserve is required. Contract value represents contributions to the fund plus interest accrued less redemptions. The interest rate for the years ended December 31, 2005 and 2004 ranged from 4.10% to 4.12% and 4.44% to 7.56% respectively. Generally, interest rates reset quarterly or annually. However, some rates extend through the maturity date of the contract. The average yield for the years ended December 31, 2005 and 2004 was 4.13% and 4.68%, respectively. Generally, these contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

Participant loans are valued at the unpaid principal balances, with maturities ranging from one to five years or ten years in the case of the purchase of a residence. Loans issued during the period January 1, 1991 through March 20, 1994 bear interest at a rate which is equal to the prime rate charged by Citibank, N.A., as of the applicable valuation date next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law. Participant loans executed after March 20, 1994 bear interest at a rate which is equal to the prime rate as reported in The Wall Street Journal on the last business day of the month preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law.

Security Transactions

Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on average cost.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Administrative and Investment Management Expenses

All expenses related to the administration of the Plan and all fees paid to the trustee and other investment managers for the management of the Plan’s investments, except for mutual fund fees,brokerage commissions and transfer taxes are expected, but not required, to be paid by The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates (the “Employers” or “Plan Sponsors”). The Profit Sharing Committee (the “Plan Administrator”) is authorized to charge maintenance fees to Participants’ accounts. For the year ended December 31, 2005, the Plan Administrator did not charge maintenance fees.

During the year ended December 31, 2005, virtually all expenses were paid by the Employers on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan Description

The following is an overall description of the Plan. More detailed information may be obtained in the Plan document which is maintained by the Plan Administrator.

The Plan is a defined contribution plan. Generally, each eligible employee may fully participate in the Plan upon the first business day of the calendar quarter following the completion of one year of service and the attainment of age 21, or the completion of two years of service if under age 21. An eligible employee may make pre-tax pay conversion contributions and/or post-tax contributions on the first day of the month following a full calendar month of employment, but no employer matching contribution will be made until the full participation requirements described above are satisfied.

Under the Plan, a participant may elect to have up to 25% of his or her salary otherwise due from the Employers contributed to the Plan by such Employers on a pre-tax basis (the “pre-tax pay conversion contribution”) or after-tax basis (the “participant contribution”). Pre-tax pay conversion contributions were subject to a limitation of $14,000 for 2005. (This limitation has increased to $15,000 for 2006.) A participant’s pre-tax pay conversion contributions are generally matched by the Employers dollar for dollar up to the first 4% of compensation (the “employer matching contribution”). In addition to a participant’s pre-tax pay conversion contributions, a participant who attains at least age 50 by the end of the year may elect to have part of his or her salary in excess of the limitation amount otherwise due from the Employers contributed to the Plan by the Employers on a pre-tax basis (“catch-up contributions”). Catch-up contributions were subject to a limitation of $4,000 for 2005. (This limitation has increased to $5,000 for 2006.) In addition, employees may make rollover contributions from other qualified plans, certain annuity contracts, eligible government retirement plans and individual retirement accounts or annuities that consist solely of eligible rollover contributions.

2. Plan Description (continued)

The Plan allows each participant the option of investing his or her own contributions and his or her share of the Employer’s matching contribution in several investment options. The investment options are composed of investments in a Chubb Corporation common stock fund, various mutual funds and a fixed income fund managed by an outside investment manager, subject to the Plan’s guidelines. Participants may, subject to limitations, transfer their investments between funds at their own request. The Chubb Corporation common stock fund constitutes an employee stock ownership plan, under which dividends may be paid and deducted by The Chubb Corporation.

A separate account is maintained for each Plan participant. A participant is always 100% vested in the portion of his or her account attributable to pre-tax pay conversion contributions and participant contributions. Each participant employed on or prior to December 31, 1992 and until December 31, 2001 has a 100% vested nonforfeitable interest in the employer matching contributions (and earnings credited thereon) in his or her account. A participant hired after December 31, 1992 and until December 31, 2001 is required to complete five years of service in order to have a 100% vested nonforfeitable interest in the employer matching contributions (and earnings credited thereon) in his or her account. As of January 1, 2002, vesting is based on a six-year graded schedule, except that vesting for participants employed as of December 31, 2001 shall be based on the better of the previous five-year cliff vesting schedule or the six-year graded schedule. Service with affiliated non-participating companies is credited in calculating participant’s vesting and eligibility service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions, restore formerly forfeited accounts of eligible rehired employees, or pay plan expenses.

In certain circumstances, a participant may withdraw, from his or her account, an amount not exceeding the aggregate current value of his or her own participant contributions, subject to certain limitations. In the event of financial hardship, subject to limitations and penalties, an active participant may withdraw certain amounts from his or her account. All withdrawals must be in cash.

Participants may obtain loans from the Plan. Participant loans are payable in equal installments representing a combination of interest and principal by withholding from the participant’s semi-monthly paychecks, and the outstanding principal amounts of any loans can be prepaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant’s rights to receive further loans under the Plan.

Upon retirement, the balance in a participant’s account is payable to him or her in a lump sum or in installments over 5, 10 or 15 years or over a period equal to his or her life expectancy or to the joint life expectancies of the participant and his or her spousal beneficiary. In addition to these options, a participant may elect to defer the lump sum payment or the commencement of installments until a time which is not later than the April 1 of the calendar year following the calendar year in which the participant attains age 70½. In the event of termination of employment other than by reason of retirement, disability or death, a participant will receive the balance in his or her separate account in a lump sum payment. However, if the value in the participant’s account is greater than a certain limit, the participant may choose either to receive the lump sum distribution or to maintain his or her account in the Plan until age 65, disability or death. If a participant dies, before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) lump sum, (b) installments as elected by the participant prior to death, or (c) installment payments as elected by the participant’s beneficiary.

Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation Stock Fund or The ESOP Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.

While the Employers have not expressed any intent to terminate the Plan, they are free to do so at any time subject to the provisions of ERISA. In the event of such a termination, each affected participant is entitled to receive the value of his or her account.

Effective as of November 1, 2004, The Chubb Corporation Employee Stock Ownership Plan was merged with the Plan. All assets of The Chubb Corporation Employee Stock Ownership Plan were transferred to a separate investment category within the Plan and are eligible for exchange into other Plan investment categories.

3. Investments

The Master Trust is managed by Fidelity Management Trust Company (the “Trustee”). Although Plan participants have the right to choose the investment fund(s) in which they want their accounts invested, the Trustee has limited discretionary authority over the purchase and sale of the underlying investments for certain of the investment funds, as specified in the Master Trust.

The Plan’s investments are held in the Master Trust which was established for the investment of assets of the Plan and the Corporation’s Employee Stock Ownership Plan. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was 100%.

The following table presents the fair value of investments for the Master Trust at December 31, 2005 and 2004. Investments that represent 5% or more of the Master Trust investments as of December 31, 2005 and 2004 are separately identified.

	December 31
	2005	2004
Investments, at fair value
Fixed income securities:
Investments in insurance and bank contracts	$273,842,436	$254,799,970
The Chubb Corporation common stock	447,815,611	435,318,082
Mutual funds:
Spartan U.S. Equity Index Fund	133,702,264	136,736,411
Fidelity Contrafund Fund	141,954,523	110,190,254
Other	445,975,833	347,255,215
Subtotal	721,632,620	594,181,880

Money market funds	31,362,159	26,674,637
Total	$1,474,652,826	$1,310,974,569

3. Investments (continued)

Investment income for the Master Trust is as follows:

Year ended December 31 2005
Net appreciation in fair value of investments determined by quoted market price:
The Chubb Corporation common stock	$101,490,881
Mutual funds	42,627,139
Subtotal	144,118,020

Interest and dividend income	42,900,058
Total	$187,018,078

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

EIN #13-2595722
Plan #002

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES

Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2005

Fair Value
Participant loans*	$21,316,317

*                    Interest rates range from 5% to 10% and mature in one to five years or ten years in the case of the purchase of a residence.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Committee of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC. and
PARTICIPATING AFFILIATES

By:	/s/ STEVEN M. VERSAGGI
Steven M. Versaggi, Chairman of the
Profit Sharing Committee

Dated: June 28, 2006

EXHIBIT INDEX

Exhibit 23	Consent of Independent Registered Public Accounting Firm